SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 24 April 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

Resolutions Passed at the Annual General Court

All of the resolutions proposed at the Annual General Court of the Bank held on 24 April 2012 were duly passed.

The Results of the voting on each resolution are as follows:

Resolution 1

To receive the Report and Accounts.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
1	19,460,247,324	99.98	3,673,714	0.02	1,180,044	19,463,921,038

Resolution 2

To receive the Report on Directors' Remuneration.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
2	19,454,654,068	99.96	8,545,053	0.04	1,892,092	19,463,199,121

Resolution 3

(i) To elect the following Directors, by separate resolutions:-

(a) Kent Atkinson
(b) Patrick Butler
(c) Patrick Haren
(d) Andrew Keating
(e) Patrick Mulvihill

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3(i)(a)	22,416,667,029	99.92	18,975,815	0.08	4,538,992	22,435,642,844
3(i)(b)	22,417,450,398	99.92	18,506,181	0.08	4,215,675	22,435,956,579
3(i)(c)	22,416,490,161	99.91	19,460,418	0.09	4,232,057	22,435,950,579
3(i)(d)	22,411,686,627	99.90	22,719,839	0.10	5,741,751	22,434,406,466
3(i)(e)	22,416,809,956	99.92	19,056,555	0.08	4,272,007	22,435,866,511

(ii) To re-elect the following Directors, by separate resolutions:-
(a) Pat Molloy
(b) Richie Boucher
(c) Patrick Kennedy
(d) Patrick O'Sullivan

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3(ii)(a)	22,415,100,911	99.90	21,579,759	0.10	3,522,755	22,436,680,670
3(ii)(b)	22,408,195,339	99.88	26,407,220	0.12	5,602,315	22,434,602,559
3(ii)(c )	22,415,887,468	99.91	20,405,620	0.09	3,849,540	22,436,293,088
3(ii)(d)	22,416,387,739	99.91	19,507,259	0.09	4,184,550	22,435,894,998

Resolution 4

To authorise the Directors to determine the remuneration of the auditors.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
4	19,458,079,116	99.97	5,591,380	0.03	1,285,397	19,463,670,496

Resolution 5

To determine the re-issue price range for treasury stock.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
5	19,453,941,804	99.95	8,958,233	0.05	2,188,631	19,462,900,037

Resolution 6

To renew the Directors' authority to issue Ordinary Stock on a non-pre-emptive basis for cash.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
6	19,343,999,252	99.39	117,902,694	0.61	3,219,557	19,461,901,946

Resolution 7

To renew the Directors' authority to issue Ordinary Stock on a non-pre-emptive basis other than for cash.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
7	16,661,764,218	85.62	2,799,396,857	14.38	3,987,905	19,461,161,075

Resolution 8

To maintain the existing authority to convene an EGC by 14 days' notice.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
8	18,795,402,181	96.57	668,356,546	3.43	1,391,253	19,463,758,727

Resolution 9

To delete Bye-Law 76(a) (concerning residency restrictions for Directors).

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
9	19,453,412,507	99.95	9,555,129	0.05	2,117,756	19,462,967,636

The "Vote Withheld" option is provided to enable abstention on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

The full text of each resolution was set out in the Governor's Letter to holders of Ordinary Stock and Notice of the Annual General Court which was posted to stockholders on 15 March 2012.

Copies of these resolutions have been forwarded to the Irish Stock Exchange and available for inspection at the following location:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.
Tel: + 353 (1) 6174200

and on the following website:

http://www.hemscott.com/nsm.do

Mr Kent Atkinson has been appointed Chairman of the Group Audit Committee.

24 April 2012

For further information contact:
Helen Nolan, Group Secretary
Tel: + 353 (0) 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 24 April 2012